Exhibit 99.1

CLPS Incorporation Announces Extension of Share Repurchase Program

HONG KONG, October 29, 2026 / PRNewswire / — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS) today announced that its Board of Directors has authorized the extension of its existing share repurchase program (the “Share Repurchase Program”).

The Share Repurchase Program officially commenced on February 5, 2026, and was set to expire on November 4, 2026, pursuant to which the Company may repurchase up to an aggregate 1,000,000 of its outstanding common shares of US$0.0001 each (“Common Shares”). As of October 28, 2026, the Company has repurchased 240,841 Common Shares under the program, leaving up to 759,159 Common Shares available for repurchase.

The Share Repurchase Program has now been extended for an additional 8-month period, through July 3, 2027 (the “Extension”), with all other terms and conditions unchanged. The Company may continue to repurchase the remaining authorized Common Shares during the Extension.

The repurchases may be effected from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company’s Board of Directors will review the Share Repurchase Program periodically, and may further authorize adjustment of its terms and size or suspend or discontinue the Share Repurchase Program.

About CLPS Incorporation

CLPS Incorporation (NASDAQ: CLPS), established in 2005 and headquartered in Hong Kong, is at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence, cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries to evolve into data-driven, intelligent ecosystems. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X, and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, deployment in the AI technology sector, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com